Exhibit 99.1

Ardagh Group S.A. – Second Quarter 2018 Results

Ardagh Group S.A. (NYSE: ARD) today announced its financial results for the second quarter ended June 30, 2018.

Highlights

	June 30, 2018	June 30, 2017	Change	Change CCY
	($m except per share data)

Revenue	2,347	2,212	6%	1%
Adjusted EBITDA [1]	392	415	(6%)	(10%)
Adjusted earnings per share [1]	0.51	0.54	(6%)	(12%)

Dividend per share declared [2]	0.14	0.14

Paul Coulson, Chairman and Chief Executive, said “Second quarter results reflected good performances in three of our four divisions. This was offset by a reduction in Glass Packaging North America, where multiple initiatives to improve profitability are expected to deliver benefits on a more gradual basis than previously expected. We also completed two significant investment projects in Metal Packaging and have called a further $440 million of debt for redemption.  Entering the seasonally more cash generative second half, we remain focused on further de-leveraging.”

•	Revenue of $2,347 million increased by 6% and 1% on a reported and constant currency basis respectively;
•	Adjusted EBITDA of $392 million, declined by 6%, primarily driven by Glass Packaging North America;
•	Group volume/mix declined by 1% in the quarter and increased by 1% in the half year to June 30;
•	Earnings per share growth of 79% to $0.25 (2017: $0.14);
•	Adjusted earnings per share declined by 6% to $0.51 (2017: $0.54);
•	Quarterly cash dividend of $0.14 per common share, payable on August 31, 2018;
•	Investment projects at Rugby, UK and Manaus, Brazil, completed on schedule during the quarter;
•	$440 million 2021 Senior Notes called for redemption in July, $1.2 billion of cash/liquidity used to repay fixed term debt since January 2017;
•	No debt maturing before September 2022, over 90% of gross debt at fixed rates;
•	2018 outlook: Full year Adjusted EBITDA of approximately $1.5 billion[3], with Adjusted free cash flow of approximately $500 million[4] and Adjusted earnings per share of $1.70 – $1.80.

1. For a reconciliation to the most comparable GAAP measures, see page 11.

2. Payable on August 31, 2018 to shareholders of record on August 17, 2018.

3. After a currency translation headwind of approximately $50 million, compared with previous guidance.

4. Before short payback capex projects.

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Exhibit 99.1

Summary Financial Information

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(in $ millions, except EPS, ratios and percentages)

Revenue	2,347	2,212	4,571	4,172
Profit/(loss) for the period	58	33	43	(31)
Adjusted profit for the period [5]	120	127	199	191
Adjusted EBITDA [5]	392	415	740	733
Adjusted EBITDA margin	16.7%	18.8%	16.2%	17.6%
Earnings/(loss) per share ($)	0.25	0.14	0.18	(0.14)
Adjusted earnings per share ($) [5]	0.51	0.54	0.84	0.86

Cash generated from operations	338	339	332	453
Operating cash flow [5]	204	260	55	267
Adjusted free cash flow [5]	43	84	(199)	(4)

	At June 30,	At December 31,
	2018	2017
	$m	$m
Net debt [6]	8,017	7,825
Cash and available liquidity	1,279	1,598
Net debt to LTM Adjusted EBITDA	5.3x	5.2x

5. For a reconciliation to the most comparable GAAP measures, see page 11.

6. Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents.

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Exhibit 99.1

Financial Performance Review

Bridge of 2017 to 2018 Revenue and Adjusted EBITDA

Three months ended June 30, 2018

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Revenue 2017	860	475	401	476	2,212
Organic	19	70	(15)	(18)	56
IFRS 15 [7]	(30)	(4)	—	—	(34)
FX translation	80	—	33	—	113
Revenue 2018	929	541	419	458	2,347

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Adjusted EBITDA 2017	147	74	88	106	415
Organic	2	2	(4)	(36)	(36)
IFRS 15 [7]	(5)	(2)	—	—	(7)
FX translation	13	—	7	—	20
Adjusted EBITDA 2018	157	74	91	70	392

Adjusted EBITDA 2018 margin	16.9%	13.7%	21.7%	15.3%	16.7%
Adjusted EBITDA 2017 margin	17.1%	15.6%	21.9%	22.3%	18.8%

Six months ended June 30, 2018

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Revenue 2017	1,591	906	740	935	4,172
Organic	39	154	(5)	(64)	124
IFRS 15 [7]	(2)	10	—	—	8
FX translation	186	—	81	—	267
Revenue 2018	1,814	1,070	816	871	4,571

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$m	$m	$m	$m	$m
Adjusted EBITDA 2017	258	122	156	197	733
Organic	4	12	(1)	(56)	(41)
IFRS 15 [7]	—	3	—	—	3
FX translation	29	—	16	—	45
Adjusted EBITDA 2018	291	137	171	141	740

Adjusted EBITDA 2018 margin	16.0%	12.8%	21.0%	16.2%	16.2%
Adjusted EBITDA 2017 margin	16.2%	13.5%	21.1%	21.1%	17.6%

7. Revenue and Adjusted EBITDA for the three months ended June 30, 2018, includes the impact of the adoption of IFRS 15, of ($34) million and ($7) million respectively. There is no material impact for the six months ended June 30, 2018.

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Exhibit 99.1

Group

Revenue of $2,347 million for the quarter ended June 30, 2018 represented an increase of 6% and 1%  at actual and constant currency exchange rates respectively,  compared with the same period last year. The increase in revenue reflected favorable currency translation effects of $113 million and the pass through of increased input costs, partly offset by  a volume/mix reduction of 1%.  Second quarter Adjusted EBITDA of $392 million decreased by 6% at actual exchange rates, compared with the same period last year. On a constant currency basis, Adjusted EBITDA decreased by 10%, reflecting a lower outturn in Glass Packaging North America.

Metal Packaging Europe

Revenue of $929 million, increased by 8% at actual exchange rates but decreased by 1% at constant exchange rates,  in the three-month period ended June 30, 2018, compared with the same period last year. The increase reflected favorable currency translation effects of $80 million and the pass through of higher input costs, partly offset by unfavorable volume/mix effects. Adjusted EBITDA for the quarter of $157 million increased by 7% compared with the same period last year, as favorable currency translation effects of $13 million and cost savings were partly offset by higher input costs and unfavorable volume/mix effects.

Metal Packaging Americas

Revenue increased by 14%  to $541 million in the second quarter of 2018,  compared with the same period last year. The increase was due mainly to favorable volume/mix effects and the pass through of higher input costs. Adjusted EBITDA of $74 million was in line with the same period last year, reflecting favorable volume/mix effects and ongoing cost reductions, offset by higher input and other costs.

Glass Packaging Europe

Revenue of $419 million increased by 4% in the three-month period ended June 30, 2018, compared with the same period last year, but decreased by 3% at constant exchange rates. Favorable currency translation effects of $33 million and the pass through of higher input costs were partly offset by lower volume/mix effects, which reflected lower glass engineering sales.  Adjusted EBITDA for the quarter increased by  3% to $91 million, compared with the same period last year, as a result of favorable currency translation effects of $7 million, offset by lower volume/mix effects and higher input costs.

Glass Packaging North America

Revenue decreased by 4% to $458 million in the second quarter, compared with the same period last year, principally reflecting lower volumes. Adjusted EBITDA decreased by 34% to $70 million in the second quarter,  compared with the same period in 2017, mainly as a result of lower volumes,  higher freight costs and the cost of planned production downtime.

Financing Activity

On July 9, 2018, the Group announced the redemption in full of its $440 million 6.000% Senior Notes due 2021. The redemption date will be July 31, 2018.

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Exhibit 99.1

Earnings Webcast and Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its second quarter 2018 earnings webcast and conference call for investors at 3 p.m. BST (10 a.m. ET) on July  26, 2018. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.on24.com/wcc/r/1782939-1/3A3DC08D9A10C849337F9B0D84A50310

Conference call dial in:

United States callers: 1866 928 7517
International callers: +44 20 3139 4830

Participant pin code: 26625849#

Slides and quarterly report

Supplemental slides to accompany this release are available on our website at http://www.ardaghgroup.com/investors.

Second quarter results for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2023, are available at http://www.ardholdings-sa.com/.

About Ardagh Group

Ardagh is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates over 100 facilities in 22 countries, employing approximately 23,000 people and has global sales of approximately $8.6 billion.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain consolidated financial measures such as Adjusted EBITDA, working capital, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

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Exhibit 99.1

Consolidated Interim Financial Statements

Consolidated Interim Income Statement

	Unaudited			Unaudited, re-presented (i)
	Three months ended June 30, 2018			Three months ended June 30, 2017
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$m	$m	$m	$m	$m	$m

Revenue	2,347	—	2,347	2,212	—	2,212
Cost of sales	(1,968)	(17)	(1,985)	(1,795)	(9)	(1,804)
Gross profit/(loss)	379	(17)	362	417	(9)	408
Sales, general and administration expenses	(99)	(4)	(103)	(106)	(5)	(111)
Intangible amortization	(67)	—	(67)	(65)	—	(65)
Operating profit/(loss)	213	(21)	192	246	(14)	232
Net finance expense	(103)	—	(103)	(119)	(46)	(165)
Profit/(loss) before tax	110	(21)	89	127	(60)	67
Income tax (charge)/credit	(34)	3	(31)	(46)	12	(34)
Profit/(loss) for the period	76	(18)	58	81	(48)	33

Profit attributable to:
Equity holders			58			33
Non‑controlling interests			—			—
Profit for the period			58			33

Earnings per share:
Basic earnings for the period attributable to equity holders			$ 0.25			$ 0.14

(i)

The consolidated interim income statement for the three months ended June 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018.

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Exhibit 99.1

Consolidated Interim Income Statement

	Unaudited			Unaudited, re-presented (i)
	Six months ended June 30, 2018			Six months ended June 30, 2017
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total
	$m	$m	$m	$m	$m	$m

Revenue	4,571	—	4,571	4,172	—	4,172
Cost of sales	(3,840)	(65)	(3,905)	(3,426)	(9)	(3,435)
Gross profit/(loss)	731	(65)	666	746	(9)	737
Sales, general and administration expenses	(217)	(10)	(227)	(212)	(19)	(231)
Intangible amortization	(134)	—	(134)	(132)	—	(132)
Operating profit/(loss)	380	(75)	305	402	(28)	374
Net finance expense	(229)	—	(229)	(248)	(132)	(380)
Profit/(loss) before tax	151	(75)	76	154	(160)	(6)
Income tax (charge)/credit	(48)	15	(33)	(57)	32	(25)
Profit/(loss) for the period	103	(60)	43	97	(128)	(31)

Profit/(loss) attributable to:
Equity holders			43			(31)
Non‑controlling interests			—			—
Profit/(loss) for the period			43			(31)

Earnings/(loss) per share:
Basic earnings/(loss) for the period attributable to equity holders			$ 0.18			($0.14)

(i)

The consolidated interim income statement for the six months ended June 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018.

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Exhibit 99.1

Consolidated Interim Statement of Financial Position

	Unaudited	Audited
	At June 30,	At December 31,
	2018	2017
	$m	$m
		Re-presented (ii)
Non-current assets
Intangible assets	3,928	4,104
Property, plant and equipment	3,336	3,368
Derivative financial instruments	4	7
Deferred tax assets	202	221
Other non-current assets	24	25
	7,494	7,725
Current assets
Inventories	1,340	1,353
Trade and other receivables	1,636	1,274
Contract asset	171	—
Derivative financial instruments	16	16
Cash and cash equivalents	465	784
	3,628	3,427
TOTAL ASSETS	11,122	11,152
Equity attributable to owners of the parent
Issued capital	23	23
Share premium	1,292	1,290
Capital contribution	485	485
Other reserves	1	(21)
Retained earnings	(3,088)	(3,152)
	(1,287)	(1,375)
Non-controlling interests	1	1
TOTAL EQUITY	(1,286)	(1,374)
Non-current liabilities
Borrowings	8,240	8,306
Employee benefit obligations	887	997
Derivative financial instruments	173	301
Deferred tax liabilities	561	583
Related party borrowings	—	—
Provisions	41	44
	9,902	10,231
Current liabilities
Borrowings	5	2
Interest payable	81	71
Derivative financial instruments	68	2
Trade and other payables	2,128	1,988
Income tax payable	128	162
Provisions	96	70
	2,506	2,295
TOTAL LIABILITIES	12,408	12,526
TOTAL EQUITY and LIABILITIES	11,122	11,152

(ii)	The consolidated statement of financial position at December 31, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018.

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Exhibit 99.1

Consolidated Interim Statement of Cash Flows

	Unaudited		Unaudited
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
		Re-presented (iii)		Re-presented (iii)
Cash flows from operating activities
Cash generated from operations	338	339	332	453
Interest paid	(139)	(148)	(207)	(229)
Income tax paid	(22)	(30)	(47)	(44)
Net cash generated from operating activities	177	161	78	180

Cash flows from investing activities
Purchase of property, plant and equipment	(143)	(105)	(306)	(218)
Purchase of software and other intangibles	(10)	(3)	(15)	(6)
Proceeds from disposal of property, plant and equipment	2	1	4	1
Net cash used in investing activities	(151)	(107)	(317)	(223)

Cash flows from financing activities
Dividends paid	(33)	(33)	(66)	(100)
Finance lease payments	(1)	—	(2)	—
Repayment of borrowings	(1)	(917)	(2)	(3,913)
Deferred debt issue costs paid	(4)	(5)	(5)	(23)
Proceeds from borrowings	—	501	—	3,742
Net (costs)/proceeds from share issuance	—	(3)	—	330
Early redemption premium paid	—	(24)	—	(81)
Proceeds from the termination of derivative financial instruments	—	46	—	46
Net cash (outflow)/inflow from financing activities	(39)	(435)	(75)	1

Net decrease in cash and cash equivalents	(13)	(381)	(314)	(42)
Cash and cash equivalents at the beginning of the period	493	1,157	784	813
Exchange (losses)/gains on cash and cash equivalents	(15)	47	(5)	52
Cash and cash equivalents at the end of the period	465	823	465	823

`

(iii)

The consolidated interim statement of cashflows for the three and six months ended June 30, 2017 has been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018.

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Exhibit 99.1

Financial assets and liabilities

At June 30, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$m	$m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	874	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	513	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	526	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,676	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	874	—
6.000% Senior Notes [8]	USD	440	30-Jun-21	Bullet	440	440	—
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	–	—	813
Finance Lease Obligations	USD/GBP/EUR			Amortizing	38	38	—
Other borrowings/credit lines	EUR	3	Rolling	Amortizing	2	2	1
Total borrowings / undrawn facilities						8,308	814
Deferred debt issue costs and bond premium						(63)	—
Net borrowings / undrawn facilities						8,245	814
Cash and cash equivalents						(465)	465
Derivative financial instruments used to hedge foreign currency and interest rate risk						237	—
Net debt / available liquidity						8,017	1,279

8. On July 9, 2018, the Group announced the redemption in full of its $440 million 6.000% Senior Notes due 2021. The redemption date will be July 31, 2018.

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Exhibit 99.1

Reconciliation of profit/(loss) for the period to Adjusted profit

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
Profit/(loss) for the period	58	33	43	(31)
Total exceptional items [9]	21	60	75	160
Tax credit associated with exceptional items	(3)	(12)	(15)	(32)
Intangible amortization	67	64	134	131
Tax credit associated with intangible amortization	(15)	(18)	(30)	(37)
Gain on derivative financial instruments	(8)	—	(8)	—
Adjusted profit for the period	120	127	199	191

Weighted average common shares	236.3	236.3	236.3	222.8

Earnings/(loss) per share ($)	0.25	0.14	0.18	(0.14)

Adjusted earnings per share ($)	0.51	0.54	0.84	0.86

Reconciliation of profit/(loss) for the period to Adjusted EBITDA, cash generated from operations, operating cash flow and Adjusted free cash flow

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$m	$m	$m	$m
Profit/(loss) for the period	58	33	43	(31)
Income tax charge	31	34	33	25
Net finance expense	103	165	229	380
Depreciation and amortization	179	169	360	331
Exceptional operating items	21	14	75	28
Adjusted EBITDA	392	415	740	733
Movement in working capital	(24)	(46)	(350)	(238)
Acquisition-related, IPO, start-up and other exceptional costs paid	(17)	(28)	(40)	(37)
Exceptional restructuring paid	(13)	(2)	(18)	(5)
Cash generated from operations	338	339	332	453
Acquisition-related, IPO, start-up and other exceptional costs paid	17	28	40	37
Capital expenditure	(151)	(107)	(317)	(223)
Operating cash flow	204	260	55	267
Interest	(139)	(146)	(207)	(227)
Income tax	(22)	(30)	(47)	(44)
Adjusted free cash flow	43	84	(199)	(4)

9. Total exceptional items for the three months ended June 30, 2018 of $21 million include $12 million restructuring charges in Metal Packaging Europe and Metal Packaging Americas, $5 million start-up costs in Metal Packaging Americas and Glass Packaging North America and $4 million costs directly attributable to the integration of the Beverage Can Business and other transaction related costs.

Total exceptional items for the six months ended June 30, 2018 of $75 million include $46 million restructuring charges in Metal Packaging Europe, Metal Packaging Americas and Glass Packaging North America, $14 million start-up costs in Metal Packaging Americas and Glass Packaging North America and $5 million asset impairment charges in Metal Packaging Americas. Exceptional items also include $10 million costs directly attributable to the integration of the Beverage Can Business and other transaction related costs.

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Exhibit 99.1

www.ardaghgroup.com

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